Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the six months ended June 30, 2023 and 2022 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2022, 2021 and 2020 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Three-month Period Ended June 30, 2023

During the three-month period ended June 30, 2023:

  in connection with our gold recovery operations, we produced 1,077 ounces of raw gold.  We sold 1,179 fine ounces of gold at an average price of US$1,966 per ounce.

  cash on hand, excluding restricted cash, increased to $7.4 million at June 30, 2023, from $5.8 million at December 31, 2022.

  On April 27, 2023, Todd Gibson was appointed to the Board of Directors a total of 18 diamond core boreholes totaling 3,459 metres completed by the Company's in-house drilling crews, with drilling efforts targeting the further expansion of the newly developing Boomerang East gold system.

  commencement of ground-proofing work on exploration targets generated by recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified high-priority Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 mineral resource trend.

  Victor Nkansa, the Company's CFO since 2015, died in an auto accident which was press released on August 1, 2023.  William Asiedu who has been our Chief Accountant at our mine camp for 10 plus years, will replace Mr. Nkanasa.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties in 2022.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2023 budget to carry out our plan of operations is approximately $2,350,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	850,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$2,350,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2023, we will not require additional capital to implement our plan of operations.

Trends

Gold prices closed at $1,912 per ounce at June 30, 2023, slightly below the 2023 six-month average of $1,933 per ounce.  Gold prices continue to show strength in 2023, in part due to continued global inflation concerns.

Gold prices closed in 2022 at $1,814 per ounce, just above the 2022 average of $1,801 per ounce.  Gold prices were strong early in 2022, and fell throughout the year, recording the low for 2022 occurred in November.  We saw some price recovery in December and to date in 2023. We continue to see positive indicators for gold prices in the future.

Interest rate increases throughout 2022 strengthened the US dollar as a safe haven, with the value of the US dollar reaching a 20-year peak in September 2022.  With the Federal Reserve acknowledging that the disinflation process has commenced, most of the tightening cycle is believed to be completed.  As a result, the comparative strength of the US dollar is expected to be reduced in 2023.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the period ended June 30, 2023 and previous two years are as follows:

	H1 2023	2022	2021
High	$1,932	$2,039	$1,943
Low	1,811	1,629	1,684
Average	2,048	1,801	1,800

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The US Federal Reserve has raised interest rates to combat inflation, and has indicated that the pace of rate increases could slow going forward.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Summary of the last five fiscal years ending December 31

	2022	2021	2020	2019	2018
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	1,564,849	2,045,713	2,297,023	2,388,347	1,539,294
Net gain attributable to non-controlling interest	(133,082)	(121,545)	(141,782)	(140,390)	(233,111)
Income tax	(800,000)	(1,088,192)	(294,992)	Nil	Nil
Net gain (loss) Xtra-Gold Resources Corp.	764,849	957,521	1,860,249	2,247,957	1,306,183
Basic and diluted income (loss) attributable to common shareholders per common share	0.01	0.02	0.04	0.05	0.03
Total current assets	10,178,896	9,127,160	7,739,823	5,438,858	3,258,955
Total assets	11,881,013	10,758,031	9,340,942	6,875,325	4,790,576
Total current liabilities	1,406,679	1,122,483	426,819	443,540	624,205
Total liabilities	1,406,679	1,122,483	426,819	443,540	624,205
Working capital	8,772,217	8,004,677	7,313,004	4,995,317	2,634,750
Capital stock	46,447	46,688	46,817	45,844	46,246
Total equity	10,474,334	9,635,548	8,914,123	6,431,785	4,166,371
Total Xtra-Gold Resources Corp. stockholders' equity	10,532,448	9,826,744	9,226,864	6,886,308	4,761,284
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,542,900	46,779,574	46,645,387	46,095,232	47,089,027
Basic and diluted weighted average number of common shares outstanding	48,822,024	48,925,574	49,033,887	49,589,430	49,405,027

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

June 30, 2023	$705,064	$0.02
March 31, 2022	553,197	0.01
December 31, 2022	(164,659)	(0.00)
September 30, 2022	(70,252)	(0.00)
June 30, 2022	(55,360)	(0.00)
March 31, 2022	922,038	0.02
December 31, 2021	(739,525)	(0.01)
September 30, 2021	(664,900)	(0.01)

Results of Operations for the Three Months Ended June 30, 2023 as Compared to the Three Months Ended June 30, 2022

Our company reported a net gain after tax for the three months ended June 30, 2023 of $705,064 (June 30, 2022 - loss of $55,360).  Our company's basic and diluted gain per share for the three months ended June 30, 2023 was $0.02 (June 30, 2022 - $(0.00)).  Both quarters benefited from gold recovery results.

The weighted average number of shares outstanding was 46,425,396 (Q2 2022 - 46,670,186).  Average shares outstanding were reduced through share repurchases. Average fully diluted shares in Q2 2023 were 49,011,396 (Q1 2022 - 48,691,186), with the difference being in the money stock options.  These items did not materially affect earnings per share.

We incurred expenses of $427,283 in the three-month period ended June 30, 2023 (June 30, 2022 - $733,773).  Exploration expense was reduced, to $242,213 as compared to $595,871. We expense all exploration costs, which included significant supplies in Q2 2022.  All other expense categories were very similar in the two periods. Depreciation in Q2 2023 was similar to that in Q2 2022.  General and administrative expense in Q2 2023 of $134,331 increased slightly from $102,024 in Q1 2022 due to stock-based compensation in the 2023 period.

Exploration activities for the June 2023 quarter continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 resource expansion target generation drill program. Eighteen (18) diamond core boreholes totalling 3,459 metres ("m") were completed by the Company's in-house drill crews with drilling efforts primarily targeting the further delineation of the Boomerang East gold system identified in late 2021. Final compilation of the geological and assay result data for the present drilling work is currently in progress. The current Boomerang East drilling activities forms part of an exploration initiative targeting resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current Mineral Resource Estimate ("MRE") footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 resource expansion drill program initiated following the late July 2021 database close-out date for the current MRE.

Present 3D litho-structural modelling indicates that the Boomerang East gold system is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. The mineralization appears to occur as a system of stacked, flat-lying to crescent-shaped, NE-plunging gold shoots occupying the apparent fold hinge of the NE-trending, 1st Order, Zone 2 - Zone 3 anticlinal fold structure.  Drilling to date has outlined three (3) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, and the Footwall Shoot, across an approximately 250 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang East gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 400 m along the fold hinge structure (approximately 275 m vertical depth from surface), and across an approximately 175 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the present quarter included commencement of ground-proofing work on exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified high-priority Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 mineral resource trend. Final compilation of the soil and prospecting sampling work is currently in progress.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

We recognized gains related to other items of $1,464,042 in Q2 2023 (Q2 2022 - $918,734).  While gold sales contributed most of the gains in both periods, Q2 2023 also reported a gain on our investment portfolio as compared to a loss in Q2 2022.  Both quarters reported foreign exchange gains.  During the three-month period ended June 30, 2023, we sold 1,179 fine ounces of gold at an average price of US$1,966 for net proceeds of $1,138,500 (Q2 2022 - 1,162 fine ounces of gold at an average price of US$1,928 for net proceeds of $1,055,324).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three-month period ended June 30, 2023, our company had a foreign exchange gain of $87,328 (Q2 2022 - gain of $26,259) mostly due to weakness in the U.S. dollar against the Ghana cedi and the Canadian dollar.  The company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value strengthened with the US dollar weakness.  In Ghana, the cedi continued to show weakness in the 2023 period but held steady in Q2.

Our company recognized a trading and holding gain on marketable securities in Q2 2023 of $135,818 (Q2 2022 - loss of $188,018).  Portfolio results in Q2 2023 showed resilience as compared to Q2 2022 as markets rebounded.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $87,328 in Q2 2023 (Q2 2022 - $25,169) mostly relates to interest and dividends on investment portfolio assets.

Results of Operations for the Six Months Ended June 30, 2023 as Compared to the Six Months Ended June 30, 2022

Our company's net gain for the six months ended June 30, 2023 was $1,258,261 as compared to a net gain of $866,678 for the six months ended June 30, 2022, an increase of $391,583.  Improved gold recovery results in 2023, improved gains on the Company's investment portfolio, and decreased exploration were partly offset by increased tax expenses and foreign exchange gains as compared to the June 2022 period.

Our company's basic and diluted net gain per share for the six months ended June 30, 2023 was $0.03 compared to a net gain of $0.02 per share for the six months ended June 30, 2022.  The weighted average number of shares outstanding was 46,430,688 at June 30, 2023 compared to 46,596,930 for the six months ended June 30, 2022.  The decrease in the weighted average number of shares outstanding can be attributed to the share repurchases in 2023.  The fully diluted weighted average number of shares outstanding was 49,016,688 at June 30, 2023 compared to 48,617,930 for the six months ended June 30, 2022.  The fully diluted share positions did not materially affect the earning per share in either period.

We incurred expenses of $835,053 in the six months ended June 30, 2023 as compared to $1,149,766 in the six months ended June 30, 2022, a reduction of $314,713.  Increased administration expense was created mostly through stock-based compensation related to a 2023 grant, while exploration expense in 2022 reflects consulting help to compile and interpret information and replacement parts for the drill.

We reported a gain of $2,709,955 related to other items for the six months ended June 30, 2023 compared to a gain of $2,529,034 for the six months ended June 30, 2022.  Improved gold recovery in 2023, improved other income, and portfolio trading gains created most of the income.

During the six months ended June 30, 2023, we sold 2,670 ounces of fine gold from our gold recovery operations compared to 2,617 ounces of fine gold from our share of the placer gold operations received during the six months ended June 30, 2022.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2023 or 2022.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $1,657,811 during the first six months of 2023.  Operations provided all of the increase in cash.  Cash of $805,512 was used to purchase investments in the first half of 2023 while proceeds from the sale of investments generated $888,222 of cash.  Inventory was reduced by $259,904 due to the timing of smelt shipments.  Payables were decreased, mostly due to an accruals and payments for income taxes payable in Ghana related to operations.  Other operating expenses were mostly cash neutral.

At June 30, 2023, accounts payable and accrued liabilities decreased by $40,174 to $1,266,991, mostly due to income tax payments against the accrual.  Our cash and cash equivalents as at June 30, 2023 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2023 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern.

At June 30, 2023, we had total cash and cash equivalents and restricted cash of $7,735,133 (December 31, 2022 - $6,077,322).  Working capital as of June 30, 2023 was $10,262,023 (December 31, 2022 - $8,772,217).  The 2023 increase in working capital mostly reflects the revenue from gold recovery.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at the date of this MDA, June 30, 2023, and December 31, 2022 were as follows:

	August 8, 2023	June 30, 2023	December 31, 2022
Common Shares	46,331,217	46,404,317	46,446,917
Warrants	-	-	-
Stock Options	2,648,500	2,586,000	2,586,000
Fully diluted	48,979,217	48,990,317	49,032,917

Subsequent to June 30, 2023, 73,100 shares were cancelled.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.4 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2023 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2023.  However, our losses raise substantial doubt about our ability to continue as a going concern.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $1,258,261 for the six-month period ended June 30, 2023, it has an accumulated a deficit of $20,087,137.  Results for the period ended June 30, 2023 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

Related Party Transactions

During the six-month periods ended June 30, 2023 and 2022, the Company entered into the following transactions with related parties:

	June 30, 2023	June 30, 20232

Consulting fees paid or accrued to officers or their companies	$ 668,435	$672,409
Directors' fees	1,115	1,185

Stock option grants to officers and directors	62,500
Stock option grant price range	CAD$ 0.92

Of the total consulting fees noted above, $477,747 (June 30, 2022 - $488,711) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $238,873 (June 30, 2022 - $244,356)  of this amount.  As at June 30, 2022, a balance of $209,720 (December 31, 2022 - a balance of $181,973) exists to this related company and $Nil remains payable (December 31, 2022 - $Nil) to the related party for expenses earned for work on behalf of the Company.  The CEO of the company made a $50,000 payment on behalf of the company in 2021.  This balance was repaid in 2022.

During the six-month period ended June 30, 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $120,563 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2022 we purchased one pickup. In 2021 we purchased three pickups. In 2020 we purchased a second drill, a dozer, some pickups and a generator. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of June 30, 2023 and December 31, 2022:

Level 1 - Cash equivalents	June 30, 2023	December 31, 2022

Money market funds	$6,498,286	$5,559,705
	$6,498,286	$5,559,705

	June 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$7,438,811	$7,438,811	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,512,784	3,512,784	-	-
Total	$11,247,917	$11,247,917	$-	$-

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$5,781,000	$5,781,000	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,497,166	3,497,166	-	-
Total	$9,574,488	$9,574,488	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2022

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Covid-19	Actual results of our exploration, gold recovery and continuity of operations.

The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Increased costs and reduced ability to access the properties could affect exploration results and gold recovery results.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  August 8, 2023